Exhibit 11

Statement Regarding Computation of Loss Per Share

(in 000’s, except per share amounts)

	Three Months Ended

	March 30,	March 31,
	2002	2001

BASIC AND DILUTED LOSS PER SHARE
Net loss	$(11,846)	$(26,083)
Less: Dividend on preferred stock	250	—
Loss available to common shareholders for basic and diluted EPS	(12,096)	(26,083)
Weighted average shares outstanding	48,506	47,496
Basic and diluted loss per share	$(0.25)	$(0.55)